SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       For the quarter ended June 30, 1998

                      SPARKLING SPRING WATER GROUP LIMITED
                      ------------------------------------

                   ONE LANDMARK SQUARE, STAMFORD CT, USA 06901
                   -------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                   Form 20-F       X             Form 40-F
                                 -----                        -----


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                   Yes                           No             X
                                 -----                        -----

                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


               Sparkling Spring Water Group Limited


                                   By:       /s/ David M. Arnold
                                             ---------------------------------
                                   Name:     David M. Arnold
                                   Title:    Vice President Finance, Treasurer


Date:  August 28, 1998
       ---------------

                         TABLE OF ADDITIONAL REGISTRANTS

                                                                     PRIMARY
                                               STATE OR OTHER        STANDARD
                                               JURISDICTION OF      INDUSTRIAL
EXACT NAME OF REGISTRANT AS                    INCORPORATION      CLASSIFICATION
SPECIFIED IN ITS CHARTER                       OF ORGANIZATION      CODE NUMBER

Sparkling Spring Water Limited                   Nova Scotia           5149
Spring Water, Inc.                               Delaware              5149
Cullyspring Water Co., Inc.                      Washington            5149
Crystal Springs of Seattle, Inc.                 Delaware              5149
Crystal Springs Drinking Water, Inc.             Washington            5149
Crystal Springs Acquisition, Inc.                Delaware              5149
Mountain Fresh Acquisition Corp.                 Delaware              5149
Water Jug Enterprises Limited                    Nova Scotia           5149
Withey's Water Softening & Purification Ltd.     Nova Scotia           5149
Aqua Care Water Softening & Purification Inc.    Nova Scotia           5149
High Valley Water Limited                        Nova Scotia           5149
3003969 Nova Scotia Limited                      Nova Scotia           5149
Coastal Mountain Water Corp.                     British Columbia      5149
Canadian Springs Water Company Limited           Nova Scotia           5149
Sparkling Spring Water UK Limited                UK                    5149
Aquaporte (UK) Limited                           UK                    5149
Krystal Fountain Water Co. Limited               UK                    5149
Marlborough Employment Limited                   Scotland              5149
Water at Work Limited                            Scotland              5149
Natural Water Limited                            Scotland              5149


         The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                       For The Quarter Ended June 30, 1998


                                      INDEX


                                                                                              Page

Part I   Financial Information

Item 1.  Financial Statements


         Consolidated Balance Sheets as of June 30, 1998
         and December 31, 1997..................................................................1

         Consolidated  Statements  of  Operations  for the  three  and six month periods ended June 30, 1998 and the sixteen and twenty-eight week periods ended July 11, 1997............................................................2

         Consolidated Statements of Cash Flows for the six months
         ended June 30, 1998 and the twenty-eight weeks ended July 11, 1997.....................3

         Notes to Consolidated Financial Statements............................................ 4

Item 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations..........................................7

Part II  Other Information

Item 6.  Exhibits and Reports on Form 6-K......................................................11

Part I   Financial Information

Item 1.  Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                      June 30,      December 31,
                                                        1998            1997
                                                        ----            ----
ASSETS                                               (Unaudited)

Current
Cash and cash equivalents                         $   9,137,907   $  27,507,257
Accounts receivable                                  13,129,973       8,267,315
Inventories                                           1,722,258       1,751,562
Prepaid expenses                                      2,124,058       1,536,755
                                                  -------------   -------------

     Total current assets                            26,114,196      39,062,889

Deferred taxes                                        1,473,699       1,379,736
Fixed assets                                         28,092,902      23,307,315
Goodwill and deferred charges                        52,261,156      43,248,972
                                                  -------------   -------------

     Total assets                                 $ 107,941,953   $ 106,998,912
                                                  =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities          $   7,767,106   $   6,645,552
Income tax payable                                      929,782       1,042,567
Unearned revenue                                        308,441          75,488
Customer deposits                                     4,027,583       3,396,466
Debt due within one year                              1,304,955       1,189,868
                                                  -------------   -------------

     Total current liabilities                       14,337,867      12,349,941
                                                  -------------   -------------

Obligations under capital leases                      2,386,948       2,485,204
Loans payable                                           888,513       1,123,617
Subordinated notes payable                          100,000,000     100,000,000
                                                  -------------   -------------

     Total long-term liabilities                    103,275,461     103,608,821
                                                  -------------   -------------

Temporary equity (note 6)                               262,080              --
                                                  -------------   -------------

Shareholders' equity (deficit)
Capital Stock
Issued and outstanding:
Class D common shares 1,383,328
  (1997-1,383,328)                                    6,038,014       6,269,204
Less: Subscriptions receivable                         (230,003)       (230,003)
                                                  -------------   -------------
                                                      5,808,011       6,039,201
Cumulative translation adjustment                      (802,537)       (770,729)
Deficit                                             (14,938,929)    (14,228,322)
                                                  -------------   -------------
     Total shareholders' equity (deficit)            (9,933,455)     (8,959,850)
                                                  -------------   -------------
     Total liabilities and
      shareholders' equity (deficit)              $ 107,941,953   $ 106,998,912
                                                  =============   =============


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                             Three Months       Sixteen        Six Months      Twenty-Eight
                                                 Ended        Weeks Ended         Ended         Weeks Ended
                                             June 30,1998    July 11, 1997    June 30,1998     July 11, 1997
                                             ------------    -------------    ------------     -------------

Revenue:
   Water                                     $ 9,139,369     $ 7,817,353     $ 16,481,226      $12,325,516
   Rental                                      3,441,498       3,064,739        6,313,815        4,986,549
   Other                                       1,870,847       1,890,625        3,518,420        2,988,153
                                             -----------     -----------     ------------      -----------

      Total revenue                           14,451,714      12,772,717       26,313,461       20,300,218
                                             -----------     -----------     ------------      -----------

Cost of sales:
   Water                                       1,797,212       1,543,250        3,457,572        2,405,123
   Other                                         763,623         769,882        1,442,110        1,237,295
                                             -----------     -----------     ------------      -----------

      Total cost of sales                      2,560,835       2,313,132        4,899,682        3,642,418
                                             -----------     -----------     ------------      -----------

Gross profit                                  11,890,879      10,459,585       21,413,779       16,657,800

Expenses:
   Selling, delivery and administrative        7,668,522       6,874,433       14,416,037       11,160,739
   Depreciation and amortization               1,813,695       1,621,482        3,592,004        2,770,624
                                             -----------     -----------     ------------      -----------

Operating profit                               2,408,662       1,963,670        3,405,738        2,726,437

Interest expense                                 929,175       1,052,727        4,303,165        1,728,382
                                             -----------     -----------     ------------      -----------

Income (loss) before income taxes              1,479,487         910,943         (897,427)         998,055
Provision for (recovery of) income taxes         945,401         421,076         (186,820)         516,326
                                             -----------     -----------     ------------      -----------

Net income (loss)                            $   534,086     $   489,867     $   (710,607)     $   481,729
                                             ===========     ===========     ============      ===========



Basic earnings (loss) per share              $      0.39     $      0.28     $      (0.51)     $      0.28
                                             ===========     ===========     ============      ===========

Diluted earnings per share                   $      0.35     $      0.27              N/A      $      0.26
                                             ===========     ===========     ============      ===========



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                Six          Twenty-Eight
                                                            Months Ended      Weeks Ended
                                                              June 30,         July 11,
                                                                1998             1997
                                                                ----             ----
OPERATING ACTIVITIES
Net income (loss)                                          $   (710,607)    $    481,729
Items not requiring cash
    Depreciation and amortization                             3,592,004        2,770,624
    Deferred taxes                                              (93,963)         120,718
    Unrealized gain on cross currency swap                   (1,322,438)              --
                                                           ------------     ------------
                                                              1,464,996        3,373,071

Net change in non-cash working capital balances              (2,615,071)      (1,011,991)
                                                           ------------     ------------

Cash (used in) provided by operating activities              (1,150,075)       2,361,080
                                                           ------------     ------------


INVESTING ACTIVITIES
Purchase of fixed assets, net                                (5,396,341)      (4,269,310)
Acquisitions                                                (11,435,477)     (19,401,464)
                                                           ------------     ------------

Cash used in investing activities                           (16,831,818)     (23,670,774)
                                                           ------------     ------------

FINANCING ACTIVITIES
Increase in long-term debt                                      666,990       22,420,976
Repayment of long-term debt                                    (945,975)      (1,245,305)
Issuance of common shares                                       262,080           32,445
Increase in deferred charges                                   (957,904)      (1,159,367)
                                                           ------------     ------------

Cash (used in) provided by financing activities                (974,809)      20,048,749
                                                           ------------     ------------

Effect of foreign currency translation on cash                  587,352          704,359
                                                           ------------     ------------

Decrease in cash and cash equivalents during the period     (18,369,350)        (556,586)
Cash and cash equivalents, beginning of period               27,507,257        2,230,735
                                                           ------------     ------------

Cash and cash equivalents, end of period                   $  9,137,907     $  1,674,149
                                                           ============     ============


SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                              $  5,979,191     $  1,757,686
                                                           ============     ============

Income taxes paid                                          $     25,604     $    188,586
                                                           ============     ============



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                   (Unaudited)

1.  Basis of Presentation

         Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States. The Company uses the US$ as its reporting currency and the Canadian dollar as its functional currency.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its financial position for the interim periods presented. All such adjustments are of a normal recurring nature.

         The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1997 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


2.  Seasonal Nature of Business

         Operating results for the three and six month periods ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Inventories

    Inventories consist of the following:

                                   June 30, 1998        December 31, 1997
                                   -------------        -----------------
                                    (unaudited)

    Packaging materials             $  970,664             $  973,583
    Goods for resale                   498,398                502,608
    Cooler parts                       165,376                151,208
    Other                               87,820                124,163
                                    ----------             ----------

                                    $1,722,258             $1,751,562
                                    ==========             ==========


4.  Derivative Financial Instruments

         In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British pounds sterling and a $28 million US five year swap in Canadian dollars. The semi annual interest payments are approximately 1.1 million pounds on the pounds sterling swap and $2.2 million Canadian dollars on the Canadian swap. At June 30, 1998 and December 31, 1997, the aggregate fair market value of the two swaps was approximately $1,558,000 and $423,000 in favor of the Company respectively. Of these amounts approximately $1,322,000 and $115,000 were recorded as a reduction in interest expense for the six months ended June 30, 1998 and the year ended December 31, 1997 respectively.


5.  Earnings per Share

         The Company has adopted Statement of Financial Accounting Standard No. 128 (SFAS No. 128), Earnings per Share. SFAS No. 128 replaces the previous standards for presentation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS excludes the dilutive effect of the exercise of all outstanding options and warrants. Diluted EPS includes the dilutive effect of the exercise of all outstanding options and warrants. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share for the six months ended June 30, 1998 as the effect would be antidilutive.

         The weighted average number of shares used to calculate basic and diluted loss per share is 1,383,328 and 1,635,525 respectively for the three and six month periods ended June 30, 1998 and 1,728,246 and 1,980,443 respectively for the sixteen and twenty-eight week periods ended July 11, 1997.

6.  Common Stock

         In January 1998, certain key managers of the Company subscribed for an aggregate of 9,360 shares of Common Stock of the Company. The shares were recorded at $28 per share, representing the estimated fair value as determined by an agreed upon formula. These managers have granted an option to Sparkling Spring enabling Sparkling Spring to repurchase these shares of Common Stock at any time at their estimated fair market value determined in accordance with the same agreed upon formula price. Sparkling Spring is obligated to repurchase these shares at the option of the key managers for the same formula price during a one-month period each year, subject to any financial covenants and financing requirements affecting the Company. The shares are shown as "Temporary Equity" in the Company's financial statements.

7.  Acquisitions

         On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. (Coastal) for approximately $4.3 million. Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

         On May 15, 1998, the Company purchased all of the outstanding shares of Krystal Fountain Water Co. Limited (Krystal Fountain) for approximately $7.1 million including debt assumed. Krystal Fountain operates in the M25 area in London, England.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of D&D and Company, Inc., High Valley Water Limited, Withey's Water Softening and Purification Limited, Marlborough Employment Limited, Soja Enterprises Inc., Crystal Spring Bottled Water Co., Inc., Cullyspring Water Co., Inc., Crystal Springs Drinking Water Inc., Coastal Mountain Water Corp. and Krystal Fountain Water Co. Limited had occurred at January 1, 1998 and January 1, 1997.

                                              Six Months      Twenty Eight Weeks
                                                 Ended               Ended
                                             June 30, 1998       July 11, 1997
                                             -------------       -------------

    Total revenue                            $ 27,627,632        $26,395,241
    Net income (loss)                            (790,142)            25,414
    Extraordinary item                                 --                 --
    Basic income (loss) per share            $     (0.571)       $     0.015


8.  Financing Arrangements

         On May 26, 1998, the Company completed a $40 million senior credit facility for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. The loan facility matures in 2007. The Company's payment obligations under the credit facility have pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the credit facility rank senior to the payment of the Company's subordinated notes payable.

ITEM 2.        Management's Discussion And Analysis Of
               Financial Condition And Results Of Operations

         The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

                                           Three Months    Sixteen Weeks    Six Months   Twenty-Eight Weeks
                                               Ended           Ended           Ended           Ended
                                           June 30, 1998   July 11, 1997   June 30, 1998   July 11, 1997
                                           -------------   -------------   -------------   -------------

Revenue                                         100%            100%            100%            100%

Cost of sales                                   17.7            18.1            18.6            17.9
                                                ----            ----            ----            ----

Gross profit                                    82.3            81.9            81.4            82.1

Selling, delivery and administrative            53.1            53.8            54.8            55.1
                                                ----            ----            ----            ----

EBITDA                                          29.2            28.1            26.6            27.0

Depreciation and amortization                   12.6            12.7            13.7            13.6
                                                ----            ----            ----            ----

Operating profit                                16.6            15.4            12.9            13.4

Interest expense                                 6.4             8.3            16.3             8.5
                                                ----            ----            ----            ----

Income (loss) before income taxes               10.2             7.1            (3.4)            4.9

Provision for (recovery of) income taxes         6.5             3.3            (0.7)            2.5
                                                ----            ----            ----            ----

Net income                                       3.7             3.8            (2.7)            2.4
                                                ====            ====            ====            ====





THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THE SIXTEEN WEEKS
ENDED JULY 11, 1997

         REVENUE. Revenue increased $1.7 million or 13.1% to $14.5 million in the three months ended June 30, 1998 compared to $12.8 million in the sixteen weeks ended July 11, 1997. This increase was reduced by approximately $2.3 million or 18% as a result of fewer delivery days in the shorter 1998 quarter. In addition, revenue growth was reduced by approximately $0.2 million or 1.6% with the decline in the Canadian Dollar more than offsetting a slight increase in the exchange rate for the Pound. Acquisitions completed in 1997 but not owned for the entire second quarter accounted for approximately $2.0 million of the increase. The acquisition of Coastal Mountain Water Corp. in February 1998 and Krystal Fountain Water Co. Limited in May 1998 accounted for approximately $1.1 million of the increase. The balance of the increase was from growth in sales from the Company's increasing customer base. The Company's water cooler customer locations ended the second quarter at 137,348 up from 115,037 at December 31, 1997. Approximately 5,200 of this increase came from the acquisition of Krystal Fountain.

         COST OF SALES. The cost of sales increased by $0.2 million or 10.7% to $2.5 million in 1998 compared to $2.3 million in 1997 largely as a result of acquisitions completed since the 1997 period. This increase was reduced by $0.4 million as a result of fewer delivery days in the 1998 second quarter. The cost of sales as a percentage of revenue decreased by 0.4% from 18.1% in the 1997 period to 17.7% in the 1998 second quarter as a result of a lower percentage mix of lower margin small pack and other non - water products

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $0.8 million or 11.5% to $7.7 million in the 1998 second quarter from $6.9 million in the 1997 period. This increase was reduced by approximately $1.3 million as a result of fewer delivery days in the 1998 second quarter. The balance of the increase was the result of increased business operations from businesses acquired during and after the 1997 period and from the underlying growth in the Company's water cooler location base. At the end of the second quarter of 1998 the Company's actual water cooler rental account base was up over 28% over the period ending count in 1997. The acquisition adjusted water cooler account base was up by approximately 16%.

         As a percentage of revenue, selling, delivery and administrative expenses decreased from 53.8% in the 1997 period to 53.1% in the 1998 second quarter reflecting a slower growth in the Company's semi-fixed operating expenses compared to the growth in the Company's revenues.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 11.9% or $0.2 million to $1.8 million from $1.6 million in the 1997 period. This increase was reduced by $0.3 million as a result of fewer delivery days in the 1998 second quarter. This increase reflects the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1997 period. In addition, this increase is a result of depreciation of capital expenditures required to support the increase in the Company's water cooler customer base and capital expenditures required to maintain existing operations.

         OPERATING PROFIT. The Company's operating profit increased by 22.7% or $0.4 million to $2.4 million from $2.0 million as a result of the changes noted above. As a percentage of revenue, operating profit increased to 16.6% in the 1998 second quarter from 15.4% in the 1997 period due principally to the spreading of semi-fixed selling, delivery and administrative expenses over increased revenues. On a delivery day basis, operating profit for the 1998 second quarter increased 50% to $38,232 per day compared to $25,502 per day in the 1997 period as a result of growth in the Company's existing customer base and acquisitions completed subsequent to the 1997 period. Earnings before interest, taxes, depreciation and amortization expense increased by 17.8% or $0.6 million to $4.2 million from $3.6 million in the 1997 period. As a percentage of revenues, EBITDA increased to 29.2% in the 1998 quarter from 28.1% in the 1997 period as a result of the changes noted above.

         INTEREST EXPENSE. Interest expense decreased by $0.1 million from $1.0 million in the 1997 period to $0.9 million in the 1998 quarter. Interest expense was reduced by $1.9 million as a result of a reduction in interest expense accrued due to the fluctuating value of the Company's currency swaps (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). In addition, interest expense for the 1998 second quarter was lower than the second quarter 1997 by $0.2 million as a result of fewer delivery days in the quarter. Excluding these two items, interest expense in the 1998 second quarter increased by $2.0 million over the 1997 period. This increase is the result of higher borrowing levels and interest rates as a result of the issuance of $100 million of 11.5% Senior Subordinated Notes in November of 1997. The proceeds from the Notes were used to refinance existing debt and complete a reorganization of the Company as well as to provide funding for future acquisitions, capital expenditures and working capital for the Company.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE TWENTY-EIGHT WEEKS
ENDED JULY 11, 1997

         REVENUE. Revenue increased $6.0 million or 29.6% to $26.3 million in the six months ended June 30, 1998 compared to $20.3 million in the twenty-eight weeks ended July 11, 1997. This increase was reduced by approximately $1.2 million or 6% as a result of fewer delivery days in the shorter 1998 period. In addition, revenue growth was reduced by approximately $0.4 million or 2.0% with the decline in the Canadian Dollar more than offsetting a slight increase in the exchange rate for the Pound. Acquisitions completed in 1997 but not owned for the entire first two quarters of 1997 accounted for approximately $4.6 million of the increase and the acquisition of Coastal Mountain Water Corp. and Krystal Fountain Water Co. Limited accounted for approximately $1.3 million of the increase. The balance of the increase was from growth in sales from the Company's increasing customer base. The Company's water cooler customer locations ended the second quarter at 137,348 up from 115,037 at December 31, 1997. Approximately 11,800 of this increase came from the acquisitions of Coastal and Krystal Fountain.

         COST OF SALES. The cost of sales increased by $1.3 million or 34.5% to $4.9 million in 1998 compared to $3.6 million in 1997 largely as a result of acquisitions completed since the 1997 period. This increase was reduced by $0.2 million as a result of fewer delivery days in the 1998 first and second quarters. The cost of sales as a percentage of revenue increased by 0.7% from 17.9% in the 1997 period to 18.6% in the 1998. Approximately 57% or 0.4% of the percentage cost increase was a result of higher costs associated with production problems in the Atlantic Canada and the England operations. The balance of the percentage increase was primarily the result of an increased percentage mix of lower margin small pack sales associated with operations acquired in the United States after the 1997 period.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $3.3 million or 29.2% to $14.4 million for the six months ended June 30, 1998 compared to $11.1 million in the 1997 period. This increase was reduced by approximately $0.7 million as a result of fewer delivery days in the 1998 period. The balance of the increase was the result of increased business operations from businesses acquired during and after the 1997 period and from the underlying growth in the Company's water cooler location base. At the end of the second quarter of 1998 the Company's actual water cooler rental account base was up over 28% over the period ending count in 1997. The acquisition adjusted water cooler account base was up by approximately 16%.

         As a percentage of revenue, selling, delivery and administrative expenses decreased from 55.1% for the twenty-eight weeks ended July 11, 1997 to 54.8% for the six months ended June 30, 1998. The Company's semi-fixed operating expenses and higher corporate expenses related to its larger size and conversion to an SEC reporting entity were more than offset by higher revenues.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 29.6% or $0.8 million to $3.6 million from $2.8 million in the 1997 period. This increase was due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1997 period. In addition, this increase is a result of depreciation of capital expenditures required to support the increase in the Company's water cooler customer base and capital expenditures required to maintain existing operations.

         OPERATING PROFIT. The Company's operating profit increased by 24.9% or $0.7 million to $3.4 million from $2.7 million as a result of the changes noted above. As a percentage of revenue, operating profit decreased from 13.4% in the 1997 period to 12.9% in the six months ended June 30, 1998 as the higher cost of sales percentage offset a decrease in the percentage of selling, delivery and administration expense. On a delivery day basis, operating profit for the first two quarters of 1998 increased 33% to $27,030 per day compared to $20,346 per day in the 1997 period as a result of growth in the Company's existing customer base and acquisitions completed subsequent to the 1997 period. Earnings before interest, taxes, depreciation and amortization expense increased by 27.3% or $1.5 million to $7.0 million from $5.5 million in the 1997 period as a result of the changes noted above. As a percentage of revenues, EBITDA decreased to 26.6% in the 1998 first and second quarters from 27.1% in the 1997 period due to higher production expenses and the shift in the companies mix of products as noted in changes highlighted in the Cost of Sales discussion above.

         INTEREST EXPENSE. Interest expense increased by $2.6 million from $1.7 million in the 1997 period to $4.3 million in the 1998 period. Interest expense was reduced by approximately $1.3 million as a result of interest accrued due to the fluctuating value of the Company's currency swaps (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this report). In addition interest expense for the six months ended June 30, 1998 was lower than the 1997 period by $0.1 million as a result of fewer delivery days in the period. Interest expense increased by approximately $4.0 million as a result of higher borrowing levels and interest rates as a result of the issuance of $100 million of 11.5% Senior Subordinated Notes in November of 1997. The proceeds from the Notes were used to refinance existing debt and complete a reorganization of the Company as well as to provide funding for future acquisitions, capital expenditures and working capital for the Company.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations, excess cash proceeds from the issuance of the Subordinated Notes and borrowings under the Senior Credit Facility (see below).

         Net cash used in operating activities was $1.1 million for the six months ended June 30, 1998 and net cash provided by operating activities was $2.4 million for the twenty-eight weeks ended July 11, 1997. Net cash used in investment activities was $16.8 million in 1998 and $23.7 million in 1997. These amounts include $11.4 million related to two acquisitions completed in the six months ended June 30, 1998 and six acquisitions completed in 1997 for $19.4 million. The Company made net capital expenditures of $5.4 million in the six months ended June 30, 1998 and $4.3 million in the twenty-eight weeks ended July 11, 1997. Capital expenditures include expenditures related to the addition of bottling lines at existing facilities, construction of new bottling facilities, and the purchase of water bottles, water coolers and delivery trucks. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $7.5 million in 1998.

         The Company believes that the net proceeds from the sale of the Subordinated Notes together with available cash, cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 1998 as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that the Company will not require additional financing within this time frame.

SENIOR CREDIT FACILITY

         On May 26, 1998, the Company closed a $40 million Senior Credit Facility (the "Credit Facility") with Toronto-Dominion. The Credit Facility will be used for general corporate purposes including working capital, acquisitions and capital expenditure financing.

         The Credit Facility is structured as a multi-currency revolving facility having a term of approximately six and one half years. The Company's payment obligation under the Credit Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Credit Facility will rank senior to the payment of the Subordinated Notes.

         Amounts outstanding under the Credit Facility will bear interest at specified rates based on the Canadian prime rate in the case of advances made in Canadian dollars, at specified rates based on the London inter-bank market in the case of advances made in British pounds sterling or U.S. dollars, and at specified rates based on the U.S. prime rate in the event of advances made in U.S. dollars.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information were issued. These standards are applicable to the Company commencing with the December 31, 1998 Financial Statements and its March 31, 1999 Interim Financial Statements.

         The impact of SFAS No. 130 will be to include the change in the cumulative translation adjustment account in the determination of Comprehensive Income.

         The impact of SFAS No. 131 will be to disclose certain information about the revenues the Company derives from each of its major products in addition to segmented information for the countries in which it earns revenues and holds assets.





SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

         Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.



Part II  Other Information

Item 6.  Exhibits and  Reports on Form 6-K

         (a)  Exhibits
              None

         (b) Report on Form 6-K dated June 3, 1998 (incorporated by reference) which covers:

                  Press Release Dated May 19, 1998 Announcing the Acquisition of Krystal Fountain Water Co. Limited

                  Press Release Dated May 27, 1998 Announcing the Completion of a $US 40 Million Senior Credit Facility with the Toronto Dominion Bank